SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 29, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference are the interim condensed consolidated financial statements of R.V.B. Holdings Ltd. as of September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: November 29, 2012

R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(UNAUDITED)

R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

(Unaudited)

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30		December 31
	2 0 1 2	2 0 1 1	2 0 1 1
	$ in thousand
	(UNAUDITED)
ASSETS

Current assets
Cash and cash equivalents	3,526	7,454	6,751
Accounts receivable	333	192	238
Total current assets	3,859	7,646	6,989

Non-current assets
Restricted bank deposit	254	-	-
Fixed assets, net	11,463	12,869	12,505
Intangible assets, net	3,212	3,623	3,521
Total non-current assets	14,929	16,492	16,026

Total assets	18,788	24,138	23,015

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Loans from banks and others	408	601	603
Accounts payable and accruals	253	461	630
Total current liabilities	661	1,062	1,233

Non-current liabilities
Accounts payable and accruals	-	204	-
Loans from banks	-	204	102
Options at fair value through profit and loss	103	293	158
Liability to the Office of the Chief Scientist	399	423	411
Liability in respect of dismantling and vacating fixed assets	152	105	133
Total non-current liabilities	654	1,229	804

Equity attributable to owners of the Company	13,905	17,741	17,076
Non-controlling interests	3,568	4,106	3,902
Total equity	17,473	21,847	20,978

Total liabilities and equity	18,788	24,138	23,015

Yitzhak Apeloig Chairman of the Board	Ofer Sandelson CEO	Ofer Naveh CFO

Approval date of the financial statements: November 28, 2012

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the nine month period ended September 30		For the three month period ended September 30		For the year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 1
	$ in thousand
	(UNAUDITED)

Revenues	62	-	31	-	63

Expenses
Operating expenses and facility maintenance	2,206	1,844	683	621	2,526
Marketing expenses	448	970	197	122	1,200
Administrative and general expenses	1,030	1,591	347	354	1,759
Total expenses	3,684	4,405	1,227	1,097	5,485

Loss from ordinary activities	(3,622)	(4,405)	(1,196)	(1,097)	(5,422)

Financing income	124	27	35	24	54
Financing expenses	(61)	(999)	(16)	(279)	(878)

Total financing income (expenses), net	63	(972)	19	(255)	(824)

Loss for the period	(3,559)	(5,377)	(1,177)	(1,352)	(6,246)

Total comprehensive loss for the period	(3,559)	(5,377)	(1,177)	(1,352)	(6,246)

Loss and total comprehensive loss attributable to:
Owners of the Company	(2,884)	(5,271)	(955)	(1,246)	(5,950)
Non-controlling interests	(675)	(106)	(222)	(106)	(296)

	(3,559)	(5,377)	(1,177)	(1,352)	(6,246)

Loss per share (in $)
Basic and diluted loss per share	(0.012)	(0.027)	(0.004)	(0.006)	(0.029)

	Shares (thousands)
Weighted-average number of ordinary shares of nominal NIS 1.00 par value outstanding used in calculation of the basic
and diluted loss per share	231,686	195,000	231,686	204,620	204,861

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the nine month period ended September 30, 2012 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during the period (unaudited)

Share-based payment	-	-	54	-	54	-	54
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(341)	-	-	(341)	341	-
	14,521	(14,862)	54	-	(287)	341	54

Loss for the period	-	-	-	(2,884)	(2,884)	(675)	(3,559)

Total comprehensive loss for the period	-	-	-	(2,884)	(2,884)	(675)	(3,559)

Balance as of September 30, 2012 (unaudited)	56,885	6,945	54	(49,979)	13,905	3,568	17,473

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the nine month period ended September 30, 2011 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2011	4,906	34,078	173	161	6,063	(41,145)	4,236	-	4,236

Changes during the accounting period (unaudited)
Share-based payment	-	-	-	-	1,220	-	1,220	-	1,220
Termination of employee options	-	2,852	-	-	(2,852)	-	-	-	-
Equity component of convertible loans	-	1,013	-	-	-	-	1,013	-	1,013
Conversion of shareholder's debts	1,445	15,128	-	(161)	(3,393)	-	13,019	-	13,019
Issuance of ordinary shares – EER Transaction	25,692	(20,862)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(95)	-	-	-	-	(95)	95	-

	27,137	(1,964)	(173)	(161)	(6,063)	-	18,776	4,212	22,988

Loss for the period	-	-	-	-	-	(5,271)	(5,271)	(106)	(5,377)

Total comprehensive loss for the period	-	-	-	-	-	(5,271)	(5,271)	(106)	(5,377)

Balance as of September 30, 2011 (unaudited)	32,043	32,114	-	-	-	(46,416)	17,741	4,106	21,847

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended September 30, 2012 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of July 1, 2012	56,885	7,060	36	(49,024)	14,957	3,675	18,632

Changes during the period (unaudited)

Share-based payment	-	-	18	-	18	-	18
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(115)	-	-	(115)	115	-
	-	(115)	18	-	(97)	115	18

Loss for the period	-	-	-	(955)	(955)	(222)	(1,177)

Total comprehensive loss for the period	-	-	-	(955)	(955)	(222)	(1,177)

Balance as of September 30, 2012 (unaudited)	56,885	6,945	54	(49,979)	13,905	3,568	17,473

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended September 30, 2011 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of July 1, 2011	4,906	35,091	173	161	7,283	(45,170)	2,444	-	2,444

Changes during the accounting period (unaudited)
Termination of employee options	-	2,852	-	-	(2,852)	-	-	-	-
Conversion of shareholder's debts	1,445	15,128	-	(161)	(3,393)	-	13,019	-	13,019
Issue of ordinary shares – EER Transaction	25,692	(20,862)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(95)	-	-	-	-	(95)	95	-

	27,137	(2,977)	(173)	(161)	(7,283)	-	16,543	4,212	20,755

Loss for the period	-	-	-	-	-	(1,246)	(1,246)	(106)	(1,352)

Total comprehensive loss for the period	-	-	-	-	-	(1,246)	(1,246)	(106)	(1,352)

Balance as of September 30, 2011 (unaudited)	32,043	32,114	-	-	-	(46,416)	17,741	4,106	21,847

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the year ended December 31, 2011
	Share capital		Premium on shares		Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2011	4,906		34,078		173	161	6,063	(41,145)	4,236	-	4,236

Changes during 2011
Share-based payment	-		-		-	-	1,220	-	1,220	-	1,220
Termination of employee options	-		2,852		-	-	(2,852)	-	-	-	-
Equity component of convertible loans	-		1,013		-	-	-	-	1,013	-	1,013
Conversion of shareholder's debts	1,445		15,128		-	(161)	(3,393)	-	13,019	-	13,019
Issuance of ordinary shares – EER Transaction	36,013	(*)	(31,183	)(*)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-		(81)		-	-	-	-	(81)	81	-

	37,458		(12,271)		(173)	(161)	(6,063)	-	18,790	4,198	22,988

Loss for the year	-		-		-	-	-	(5,950)	(5,950)	(296)	(6,246)

Total comprehensive loss for the year	-		-		-	-	-	(5,950)	(5,950)	(296)	(6,246)

Balance as of December 31, 2011	42,364		21,807		-	-	-	(47,095)	17,076	3,902	20,978

(*) Reclassified.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine month period ended September 30		For the three month period ended September 30		For the year ended December 31
	2012	2011	2012	2011	2011

	(UNAUDITED)
Cash flows – operating activity
Loss for the period	(3,559)	(5,377)	(1,177)	(1,352)	(6,246)
Adjustments required to present cash flows from operating activity (Appendix)	999	3,433	151	597	3,703

Net cash used in operating activity (**)	(2,560)	(1,944)	(1,026)	(755)	(2,543)

Cash flow – investment activity
Increase in restricted bank deposit	(300)	-	(250)	-	-
Investment in fixed assets	(59)	-	-	-	(2)

Net cash used in investment activity	(359)	-	(250)	-	(2)

Cash flow – financing activity
EER Transaction	-	7,977	-	7,977	7,977
Proceeds from shareholders loans	-	1,466	-	-	1,466
Repayment of loans from bank	(306)	(102)	(102)	(102)	(204)

Net cash from (used in) financing activity	(306)	9,341	(102)	7,875	9,239

Increase (decrease) in cash and cash equivalents	(3,225)	7,397	(1,378)	7,120	6,694

Cash and cash equivalents at the beginning of the period	6,751	57	4,904	334	57

Cash and cash equivalents at the end of the period	3,526	7,454	3,526	7,454	6,751

(**) Including cash interest payments of	15	17	7	4	22

(**) Including cash interest receipts of	29	1	6	-	51

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (CONTINUED)

Appendix– Adjustments required to present cash flows from operating activity

	For the nine month period ended September 30		For the three month period ended September 30		For the year ended December 31
	2012	2011	2012	2011	2011

	(UNAUDITED)

Income and expenses not involving cash flows:
Depreciation and amortization	1,410	1,406	470	469	1,874
Interest accrued on loans and others, net	5	713	(1)	463	706
Transformation of loan into grant	-	701	-	-	701
Loss (profit) arising on financial liabilities designated as at fair value through profit or loss	(55)	83	(20)	20	(52)
Bonus in respect of options to shareholders in connection with the provision of a guarantee	-	432	-	133	432
Share-based payments	54	422	18	-	422

	1,414	3,757	467	1,085	4,083

Changes in asset and liability items:
Decrease (increase) in accounts receivable	(45)	32	(90)	(10)	(14)
Increase (decrease) in accounts payable and accruals	(370)	(356)	(226)	(478)	(366)

	(415)	(324)	(316)	(488)	(380)

	999	3,433	151	597	3,703

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    -     GENERAL

a.
R.V.B. Holdings Ltd. (formerly B.V.R. Systems (1998) Ltd.) (the "Company") is an Israeli resident company incorporated in Israel.

In November 2009, the Company sold substantially all of its assets and liabilities, including the brand name "B.V.R.", to Elbit Systems Ltd. ("Elbit") and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd.

b.
On August 31, 2011, the Company completed the transaction, following which E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") became its subsidiary (the "EER Transaction").  As of January 12, 2012 the Company completed the multi-closing of the EER transaction in which it acquired all of EER's shares held by Greenstone Industries Ltd. ("Greenstone") and by S.R. Accord Ltd. ("Accord"), and the majority of EER shares held by certain other EER shareholders, and, as of the date of these financial statements, holds approximately 79% of EER's share capital (approximately 74% on a fully-diluted basis) and approximately 99% of EER's voting rights.

c.
EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology”).

d.
These condensed financial statements should be reviewed in connection with the Company's annual financial statements as of December 31, 2011 and the year then ended, and the accompanying notes (“the annual financial statements”).

NOTE 2   -      SIGNIFICANT ACCOUNTING POLICIES

a.
Basis for the preparation of the financial statements:

The Company's condensed consolidated interim financial statements (hereinafter – "interim financial statements") have been prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting" (hereinafter – "IAS 34").

In the preparation of these interim financial statements, the Company has implemented identical accounting policies, rules of presentation and calculation methods to those implemented in the preparation of the annual financial statements.

b.
Accounting Treatment of the EER Transaction:

Although in the EER transaction the Company is the legal purchaser of the rights in EER, since the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of the EER transaction are former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction was treated as a capital transaction of EER.

For more details see note 1d to the annual financial statements.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the Consumer Price Index ("CPI") are presented according to the CPI for the last month of the reporting period.

(3)	Data on changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel (*)
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of September 30, 2012	3.912	112.7	112.7
As of September 30, 2011	3.712	110.3	110.6
As of December 31, 2011	3.821	110.3	110.3

Rate of change:	Change in %
For the nine month period ended on:
September 30, 2012	2.38	2.12	2.12
September 30, 2011	4.59	2.17	2.75

For the three month period ended on:
September 30, 2012	(0.28)	1.14	0.85
September 30, 2011	8.70	0.00	0.58

For the year ended December 31, 2011	7.66	2.17	2.55

(*) Base: Average 2008 = 100.0

NOTE 3   -      NEW PUBLISHED STANDARDS AND INTERPRETATIONS

a.	New standards and interpretations that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods:

▪	Amendments to IFRS 7, "Disclosures – Transfers of Financial Assets"
▪	Amendments to IAS 12, "Deferred Tax – Recovery of Underlying Assets"

b.
Listed below are newly published standards and interpretations that are not yet effective, and have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements:

(1)
For information on implementation dates, transitional provisions, amendments to standards and interpretations set forth below see note 3 to the Company's annual financial statements as of December 31, 2011 and the year then ended:

▪	IFRS 9, "Financial Instruments"
▪	IFRS 10, "Consolidated Financial Statements"
▪	IFRS 12, "Disclosure of Interests in Other Entities"
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures"
▪	IFRS 13, "Fair Value Measurement"
▪	IAS 19 (as revised in 2011), "Employee Benefits"
▪	Amendment to IAS 1 (Amended) "Presentation of Financial Statements" (regarding the presentation of items of other comprehensive income in the statement of comprehensive income)

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3   -      NEW PUBLISHED STANDARDS AND INTERPRETATIONS (CONTINUED)

b.
Listed below are newly published standards and interpretations that are not yet effective, and have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements (Continued):

(1)	(Continued):
▪	Amendment to IAS 32 “Financial Instruments: Presentation” (Offsetting Financial Assets and Financial Liabilities)
▪	Amendment to IFRS 7 “Financial Instruments: Disclosure” (Offsetting Financial Assets and Financial Liabilities)

(2)	The Group has not applied the following new and revised IFRS that have been issued and will be effective for annual periods beginning on or after January 1, 2013:

▪	Amendment to IAS 34 " Interim Financial Reporting" (Clarify interim reporting of segment information)
▪	Amendment to IAS 1 "Presentation of Financial Statements" (Clarification of the requirements for comparative information)
▪	Amendment to IAS 16 "Property, Plant and Equipment" (Classification of servicing equipment)
▪	Amendment to IAS 32 “Financial Instruments: Presentation” (Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes)

NOTE 4    -     MATERIAL EVENTS DURING THE REPORTING PERIOD

a.
On May 31, 2012, EER entered into an agreement with a third party located in the U.S. (the "US Company"), for the initial planning and the supply of EER's technology of Plasma-Gasification-Melting Waste-To-Energy (the “Framework Agreement") in plants (the “Facilities”) located in five states in the U.S. and such other territories as may be agreed between EER and the US Company ("Territories"). The Framework Agreement replaces a previously signed letter of intent as described in note 15a(11) to the annual financial statements, which is considered null and void.

Under the terms of the Framework Agreement, EER shall produce (directly or with a designated engineering company) a Preliminary Engineering Design Study for a Facility in one of the five states (the “Study” and the "First Project”, respectively), the cost of which shall not exceed US$2.6 million and shall be borne and paid by the US Company, and the parties shall cooperate in advancing the First Project as a municipal solid waste project.

The US Company shall be responsible for obtaining and maintaining all requisite permits, approvals and licenses from any relevant authority in order to establish and operate the First Project and any additional Facility and to provide any technical and financial data required in connection therewith. The US Company will use its best commercial efforts to obtain and secure agreements in principal for providing financing to the First Project (the amount of financing required for the First Project is currently estimated at US$ 215 million), enter into lease/purchase agreements for the real estate on which the First Project will be erected, prepare and file all relevant requests and enter into Waste Contracts, Power Takeoff Agreements and an Interconnection Agreement.

The Framework Agreement provides that the US Company and EER will enter into a purchase agreement for the PGM Processing Chamber for the First Project. As the final price of the PGM Processing Chamber for the First Project will only be determined following the detailed planning phase, the parties agreed that in case it varies considerably from the estimated price, the parties shall mutually assess the financial impact on the First Project.

The US Company and EER will also enter into a royalty bearing license agreement for the use of the PGM Technology in the First Project and shall further enter into a services agreement. The royalty rate shall equal 2% - 3.25% of the revenues generated from tipping fees and certain electricity sales of the First Project.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL EVENTS DURING THE REPORTING PERIOD (CONTINUED)

a.	(continued):

In addition, the US Company shall pay to EER a development services fee for each Facility. The development services fee for the First Project will be in an amount not exceeding $ 5.4 million (representing 4% of the First Project equipment and civil works cost estimate).

Under the Framework Agreement, each of EER and the US Company has granted the other certain exclusivity rights (subject to some exceptions) with respect to the Territories.

In addition, EER has agreed to invest $400,000 in two tranches in the US Company, in consideration of equity in the US Company, which shall constitute 1.9% of the US Company's fully-diluted capital. The first tranche was transferred to the US Company but was subsequently returned to EER, since the investment round did not materialize. To the extent that the investment round will materialize EER then, inter alia according to the investment round conditions, will consider whether or not to participate in it.

b.
As described in note 15a(2) to the annual financial statements, the Lease Agreement between EER and Naser Recycling Ltd. ("Naser"), with respect to the ground on which the I'blin plant is located, expired on July 15, 2012. In July 2012, EER entered into a new lease agreement with Naser (the "New Lease Agreement") for a period of five years (the "Lease Period") and EER has an option to extend the term of the rent for an additional five years (the "Option period"). The monthly rent for the first 18 months of the Lease Period is NIS 40 thousands (approximately $10 thousands) and NIS 45 thousands (approximately $11 thousands) for the remaining Lease Period. The monthly rent for the Option Period will be NIS 50 thousands (approximately $13 thousands). All the amounts mentioned above are linked to the CPI and do not include VAT. The payment of the rent will be paid for each year of lease in advance.

In addition to the rent fees and if the I'blin plant becomes a commercial plant, Naser will be entitled to receive certain payments from profits generated by the plant and/or from proceeds of the sale of the plant, as set forth in the New Lease Agreement.

Pursuant to the terms of the New Lease Agreement, the Yblin Facility is the property of EER, and EER is responsible for disassembling the Yblin Facility and removing it from the property at the end of rental period.

It was further agreed that to secure EER's commitments pursuant to the New Lease Agreement, EER gave Naser a bank guarantee in the amount of $250 thousand.

c.
As described in note 1c to the annual financial statements, on January 12, 2012, an additional closing of the Additional SPA with other EER shareholders who elected to become parties to the Additional SPA was completed. At this additional closing the Company issued a total of 55,703,870 ordinary shares of the Company, in exchange for 4,781,448 EER shares of these certain EER shareholders. See also note 1b above.

d.
Further to note 7b(3) to the annual financial statements regarding investments made by the Company in EER's share capital, during the reporting period the Company invested in EER's share capital a total amount of approximately $2.7 million. Subsequent to the financial statements date the Company invested in EER's share capital an additional amount of approximately $0.3 million.

As of the date of these financial statements, the Company holds approximately 79% of EER's share capital (approximately 74% on a fully-diluted basis) and approximately 99% of EER's voting rights.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL EVENTS DURING THE REPORTING PERIOD (CONTINUED)

e.
On March 23, 2012, the Company obtained directors’ and officers’ liability insurance for its officers and directors (“D&O insurance policy”) with coverage in an aggregate amount of $5 million until March 23, 2013 for a total premium of $ 28,000. This D&O insurance policy was reviewed and approved by the Company’s audit committee and the Board of Directors and was subject to the approval of the Company’s shareholder’s. At the 2012 Annual General Meeting of the shareholders of the Company, held on May 7, 2012, the D&O insurance policy was approved and ratified by the Company's shareholders.

On September 10, 2012, the Company’s audit committee and Board of Directors approved an amendment to the D&O insurance policy. Pursuant to this amendment, the insurance coverage will be increased from an aggregate amount of $5 million to an aggregate amount of $7.5 million (for the remaining of the policy tenure, until March 23, 2013), the premium will be increased by approximately $8 thousands (on an annual basis) to an aggregate amount of approximately $36 thousands, and the insurance coverage shall be extended to cover events related to EER, the Company’s subsidiary, for the period prior to the acquisition of EER shares by the Company. At the General Meeting of the shareholders of the Company, held on November 21, 2012 the amendment of the D&O insurance policy was approved and ratified by the Company's shareholders.

f.
As described in note 16d to the annual financial statements, on January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven employees of the Company and its affiliates, options to purchase 25,793,156 ordinary shares of the Company with an exercise price of $ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 plan.

The fair value of these options amounted to a total amount of approximately $63 thousands. The parameters used in the calculation of the fair value of the options described above, are a share price of $0.07, an exercise price of $ 0.2145 per share, the expected volatility of companies operating in this field – 32%, the life of the option – 5 years and a risk-free interest of 1.1%.

g.
As described in note 15a(13) to the annual financial statements, during December 2011 EER entered into an agreement with a company from the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately $ 25 million.

In consideration for the performance of the study work, EER shall be entitled to a total sum of $125 thousand, payable in three payments. A down payment of $ 63 thousand was received in December 2011.
An additional payment of $ 62 thousand was received and recorded as revenue in the reported period.

h.
The Chief Executive Officer of the Company Mr. Ofer Sandelson, has notified the Company on November 18, 2012, that he has decided to terminate his employment with the Company and with its subsidiary company EER. In accordance with Mr. Sandelson employment agreement with the Company and EER, he may terminate his employment upon three months prior notice. The Company will begin the process of recruiting a suitable candidate for the CEO position.

i.
As part of the working plan of EER, the Board of Directors approved an investment of up to US$ 1 million in EER's I'blin plant. The purpose of the investment is implementing improvements in I'blin plant which mainly include the replacement of the current processing chamber and preparation of the plant for continuous operation.